SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                          (Amendment No.____________)*


                         VESTCOM INTERNATIONAL, INC.
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                               (Name of Issuer)


                         COMMON STOCK, NO PAR VALUE
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                       (Title of Class of Securities)


                                 92490410-5
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                               (CUSIP Number)

   Morgan Piers ap Peter Stradling                 Harish Chopra
   R-Squared Limited                               TimeTrust, Inc.
   P.O. Box 1586_GT                                1455 Frazee Road
   Cardinal Avenue                                 Suite 420
   George Town, Grand Cayman                       San Diego, California 92108
   British West Indies                             Phone: 619-308-0880
   Phone: 345-914-4657
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                              NOVEMBER 15, 1999
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           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Sections 240.13d- 1(e), 240.13d-1(f) or 240.13d1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on following page(s))

CUSIP No. 92490410-5                 13D


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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      R-SQUARED LIMITED
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a)  [X]
                                                                    (b)  [ ]
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3     SEC USE ONLY


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4     SOURCE OF FUNDS (See Instructions)

      WC
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

      NOT APPLICABLE
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      REPUBLIC OF IRELAND
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   NUMBER OF      7     SOLE VOTING POWER
     SHARES             443,300
  BENEFICIALLY    ------------------------------------------------------------
    OWNED BY      8     SHARED VOTING POWER
      EACH              NONE
   REPORTING      ------------------------------------------------------------
     PERSON       9     SOLE DISPOSITIVE POWER
      WITH              443,300
                  ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        NONE
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      443,300
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (See Instructions)
                                                                         [X]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.9%
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14    TYPE OF REPORTING PERSON (See Instructions)

      CO
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                                  Page 2 of 12

CUSIP No. 92490410-5                 13D

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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TIMETRUST, INC.
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a)  [X]
                                                                    (b)  [ ]
------------------------------------------------------------------------------
3     SEC USE ONLY


------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC, AF
------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

      NOT APPLICABLE
------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      CALIFORNIA
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   NUMBER OF      7     SOLE VOTING POWER
     SHARES             161,000
  BENEFICIALLY    ------------------------------------------------------------
    OWNED BY      8     SHARED VOTING POWER
      EACH              NONE
   REPORTING      ------------------------------------------------------------
     PERSON       9     SOLE DISPOSITIVE POWER
      WITH              161,000
                  ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        NONE
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      161,000
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (See Instructions)
                                                                         [ ]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.78%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      CO
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                                  Page 3 of 12

                                Schedule 13D

Item 1.     Security and Issuer
------      -------------------

            This statement relates to the Common Stock, no par value ("Common Stock"), of Vestcom International, Inc. ("Vestcom"). The address of the principal executive office of Vestcom is:

            5 Henderson Drive
            West Caldwell, New Jersey 07006

Item 2.     Identity and Background
------      -----------------------

            Information Regarding R-Squared Limited:

            (a) Name:  R-Squared Limited, a corporation formed under the laws of the Republic of Ireland ("R-Squared")

            (b) Place of Organization:  Republic of Ireland

            (c) Principal Business: Participating in debt and equity investments in private and public companies both nationally and internationally.

            (d) Address of Principal Business and Principal Office: R-Squared Limited, P.O. Box 1586 GT, Cardinal Avenue, George Town, Grand Cayman, British West Indies.

            (e) R-Squared has not been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (f) R-Squared has not been during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or has been subject to any civil judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation in respect to such laws.

            (g) Following is a list of each executive officer and director of R-Squared setting forth the business address and present principal employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. The persons named below have not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are or were subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                 Position with        Principal Employment and
Name                             R-Squared Limited    Business Address
----                             -----------------    ----------------

Morgan Piers ap Peter Stradling  Director             R-Squared
(Citizen - United Kingdom)                            (See address above)

Sheena Thompson                  Director             R-Squared
(Citizen - Cayman Islands)                            (See address above)

Royal Bank of Canada Trust       Secretary            R-Squared
Company (Cayman) Limited                              (See address above)

      Information Regarding TimeTrust, Inc.:
      -------------------------------------

            (a) Name: TimeTrust, Inc., a California corporation ("TimeTrust"). R-Squared owns approximately 85.7% of TimeTrust's stock, and Harish Chopra and other family members own the remaining 14.3% of TimeTrust's common stock. (R-Squared and TimeTrust will be referred to herein collectively as the "Reporting Persons" or individually as a "Reporting Person.")

            (b) Place of Organization:  California

            (c) Principal Business: Participating in debt and equity investments in private and public companies both nationally and internationally.

            (d) Address of Principal Business and Principal Office: TimeTrust, Inc., 1455 Frazee Road, Suite 420, San Diego, California 92108.

            (d) TimeTrust has not been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) TimeTrust has not been during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or has been subject to any civil judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation in respect to such laws.

            (f) Following is a list of each executive officer and director of TimeTrust setting forth the business address and present principal employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. The persons named below are citizens of the United States of America, and have not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are or were subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                              Position with           Principal Employment and
Name                          TimeTrust, Inc.         Business Address
----                          ---------------         ----------------

Harish K. Chopra              President, Secretary;   TimeTrust
                              Director                (See address above)

Robert Verrilli               CFO                     TimeTrust
                                                      (See address above)

Jim Jensen                    Director                Retired
                                                      (c/o TimeTrust see
                                                      address above)

Leatrice Latts                Director                Leatrice Latts, PC
                                                      Attorney at Law
                                                      1156 E. Green Street
                                                      Pasadena, CA 91106

Item 3.     Source and Amount of Funds or Other Consideration
------      -------------------------------------------------

            From October 13, 1999 to November 19, 1999, R-Squared directly purchased approximately 443,300 shares of Common Stock of Vestcom on the open market for the aggregate purchase price of approximately $1,330,125. An itemized breakdown of the daily transactions for such time period is more fully set forth in Item 5 in this Schedule 13D below. The source of funds for the payment by R-Squared for such Common Stock was from its working capital. R-Squared did not purchase any of the Common Stock with borrowed funds.

            From October 19, 1999 to November 23, 1999, TimeTrust directly purchased approximately 161,000 shares of Common Stock of Vestcom on the open market, and one privately-negotiated transaction, for the aggregate purchase price of approximately $495,392.51. An itemized breakdown of the daily transactions for such time period is more fully set forth in Item 5 in this
Schedule 13D below. The source of funds for the payment by TimeTrust for such Common Stock was from its working capital. TimeTrust did not purchase any of the Common Stock with borrowed funds.

Item 4.     Purpose of Transaction
------      ----------------------

            The purchase by R-Squared and TimeTrust of the 604,300 shares of Common Stock referred to in Item 5 was for investment purposes. R-Squared and TimeTrust are joining together in the filing of this statement since R-Squared and TimeTrust may be deemed to be a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 ("Exchange Act").

            R-Squared or TimeTrust, either acting individually or in combination, intend at a future date to seek representation on the board of directors of Vestcom or seek changes in the executive management of Vestcom. Neither party has formulated any specific plan or proposal regarding the possibility of seeking representation on the board of directors or seeking changes in the executive management of Vestcom, and there can be no assurance that any such plan or proposal will be developed.

            Subject to all applicable legal requirements and the factors referred to below, the Reporting Persons presently intend to purchase from time to time in the open market or privately negotiated transactions additional shares of Common Stock. In determining whether to purchase additional shares of Common Stock, the Reporting Persons intend to consider various factors, including Vestcom's financial condition, business and prospects, other developments concerning Vestcom, the reaction of Vestcom to the Reporting Persons' ownership of shares of Common Stock, price levels of Vestcom Common Stock, other business opportunities available to the Reporting Persons, and other general economic, monetary and stock market conditions. In addition, depending upon, among other things, the matters referred to above, the Reporting Persons may determine to dispose of all or a portion of their shares of the Common Stock.

            Other than as indicated above, neither R-Squared nor TimeTrust have any present plans or proposals which relate to or would result in any of the following (although R-Squared and TimeTrust reserve the right to develop such plans or proposals): (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Vestcom, or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of Vestcom or any of its subsidiaries; (iii) any material change in the present capitalization or dividend policy of Vestcom; (iv) any other material change in Vestcom's business or corporate structure; (v) any other material changes in Vestcom's charter or bylaws or other actions which may impede the acquisition of the control of Vestcom by any persons; (vi) causing a class of securities of Vestcom to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (vii) a class of equity securities of Vestcom becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (viii) any actions similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer
------      ------------------------------------

            (a) R-Squared is the direct beneficial owner of 443,300 shares of Common Stock, representing approximately 4.9% of the outstanding Common Stock of Vestcom (based on the number of shares of Common Stock outstanding on September 30, 1999). In addition, by virtue of its position as an 85.7% shareholder in TimeTrust, R-Squared may be deemed to be an indirect beneficial owner of 161,000 shares of Common Stock owned by TimeTrust, representing approximately 1.78% of the outstanding Common Stock of Vestcom. Therefore, R-Squared may be deemed the beneficial owner of 604,300 shares of Common Stock of Vestcom representing approximately 6.68% of the outstanding Common Stock of Vestcom.

            (b) R-Squared has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, the 443,300 shares of Common Stock directly owned by it. TimeTrust has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, the 161,000 shares of Common Stock directly owned by it.

            (c) Within the last 60 days, R-Squared has effected the following purchases of Vestcom Common Stock on the open market through Salomon Smith
Barney:

                        (1) On November 19, 1999, R-Squared purchased 4,000 shares of Vestcom Common Stock at $3.15 per share.

                        (2) On November 19, 1999, R-Squared purchased 1,000 shares of Vestcom Common Stock at $3.18 per share.

                        (3) On November 18, 1999, R-Squared purchased 2,500 shares of Vestcom Common Stock at $3.00 per share.

                        (4) On November 9, 1999, R-Squared purchased 9,000 shares of Vestcom Common Stock at $3.00 per share.

                        (5) On November 8, 1999, R-Squared purchased 15,000 shares of Vestcom Common Stock at $3.00 per share.

                        (6) On November 4, 1999, R-Squared purchased 300 shares of Vestcom Common Stock at $3.00 per share.

                        (7) On November 3, 1999, R-Squared purchased 7,000 shares of Vestcom Common Stock at $3.00 per share.

                        (8) On November 2, 1999, R-Squared purchased 4,000 shares of Vestcom Common Stock at $3.00 per share.

                        (9) On November 1, 1999, R-Squared purchased 5,000 shares of Vestcom Common Stock at $3.00 per share.

                        (10) On October 28, 1999, R-Squared purchased 20,000 shares of Vestcom Common Stock at $3.00 per share.

                        (11) On October 27, 1999, R-Squared purchased 115,500 shares of Vestcom Common Stock at $2.99 per share.

                        (12) On October 22, 1999, R-Squared purchased 100,000 shares of Vestcom Common Stock at $3.00 per share.

                        (13) On October 21, 1999, R-Squared purchased 51,000 shares of Vestcom Common Stock at $3.00 per share.

                        (14) On October 20, 1999, R-Squared purchased 50,000 shares of Vestcom Common Stock at $3.00 per share.

                        (15) On October 15, 1999, R-Squared purchased 50,000 shares of Vestcom Common Stock at $3.00 per share.

                        (16) On October 14, 1999, R-Squared purchased 5,000 shares of Vestcom Common Stock at $3.12 per share.

                        (17) On October 13, 1999, R-Squared purchased 4,000 shares of Vestcom Common Stock at $3.00 per share.


            Within the last 60 days, TimeTrust has effected the following purchases and sales of Vestcom Stock on the open market through Quick & Reilly:

                        (18) On November 23, 1999, TimeTrust sold 600 shares of Vestcom Common Stock at $3.1875 per share.

                        (19) On November 19, 1999, TimeTrust sold 500 shares of Vestcom Common Stock at $3.125 per share.

                        (20) On November 18, 1999, TimeTrust sold 1,200 shares of Vestcom Common Stock at $3.25 per share.

                        (21) On November 18, 1999, TimeTrust sold 1,000 shares of Vestcom Common Stock at $3.125 per share.

                        (22) On November 18, 1999, TimeTrust sold 2,000 shares of Vestcom Common Stock at $3.00 per share.

                        (23) On November 18, 1999, TimeTrust purchased 1,200 shares of Vestcom Common Stock at $3.00 per share.

                        (24) On November 18, 1999, TimeTrust purchased 100,000 shares of Vestcom Common Stock at $3.125 per share.

                        (25) On November 18, 1999, TimeTrust sold 100 shares of Vestcom Common Stock at $2.9375 per share.

                        (26) On November 17, 1999, TimeTrust purchased 4,000 shares of Vestcom Common Stock at $3.0625 per share.

                        (27) On November 17, 1999, TimeTrust purchased 1,000 shares of Vestcom Common Stock at $3.125 per share.

                        (28) On November 17, 1999, TimeTrust purchased 8,000 shares of Vestcom Common Stock at $3.00 per share.

                        (29) On November 16, 1999, TimeTrust purchased 35,000 shares of Vestcom Common Stock at $3.00 per share.

                        (30) On November 5, 1999, TimeTrust sold 200 shares of Vestcom Common Stock at $3.00 per share.

                        (31) On November 2, 1999, TimeTrust purchased 500 shares of Vestcom Common Stock at $3.00 per share.

                        (32) On October 26, 1999, TimeTrust sold 1,100 shares of Vestcom Common Stock at $2.75 per share.

                        (33) On October 19, 1999, TimeTrust purchased 7,000 shares of Vestcom Common Stock at $3.00 per share.

            In addition, on October 28, 1999, TimeTrust purchased 9,900 shares of Vestcom Common Stock at approximately $3.17 per share in a privately-negotiated transaction from a family member.


Item 6.     Contracts, Arrangements, Understandings or Relationships with
------      -------------------------------------------------------------
            Respect to Securities of the Issuer.
            ------------------------------------

            None of the Reporting Persons or other persons listed in Item 2 of this Schedule 13D have entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with such persons and any person with respect to any securities of Vestcom, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7.     Material to be Filed as Exhibits
------      --------------------------------

            None.

Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 24, 1999

                            R-SQUARED LIMITED



                            By:  /s/ Morgan Piers ap Peter Stradling
                                 ___________________________________
                            Name: Morgan Piers ap Peter Stradling
                            Title: Director

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 24, 1999

                            TIMETRUST, INC.



                            By:  /s/ Harish K. Chopra
                                 ___________________________
                            Name:  Harish K. Chopra
                            Title: President

                           JOINT FILING AGREEMENT

            In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, no par value, of Vestcom International, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this 24th day of November, 1999.

                            R-SQUARED LIMITED



                            By:  /s/ Morgan Piers ap Peter Stradling
                                 ___________________________________
                            Name: Morgan Piers ap Peter Stradling
                            Title: Director



                            TIMETRUST, INC.



                            By:  /s/ Harish K. Chopra
                                 ___________________________
                            Name:  Harish K. Chopra
                            Title: President